EXHIBIT 99.94

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Economic Assessment of the Brucejack Project” dated June 3, 2011, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Peter P Mokos
Peter P Mokos

January 9, 2012